Exhibit 99.1

Staples Enters into Agreement to Acquire PNI Digital Media
in Cash Transaction for CDN$1.70 Per Share (Approx CDN$73.9 million)

Framingham, MA and Vancouver, BC – May 5, 2014 - Staples, Inc. (Nasdaq: SPLS) (“Staples”) and PNI Digital Media (TSX: PN) (OTCQB: PNDMF) (“PNI”) , a leading innovator in digital media solutions for retailers, today announced that they have reached an agreement for Staples to acquire PNI for CDN$1.70 per share, representing a net equity value of approximately CDN$73.9 million.

The purchase share price represents a premium of 31.8% over the closing price of CDN$1.29 of the PNI shares on May 2, 2014 on the Toronto Stock Exchange (the “TSX”) and a premium of 28.9% over the 30 day volume weighted average price of the PNI shares on the TSX for the period ended May 2, 2014.

The world’s leading retailers rely on the PNI Digital Media software platform to sell millions of personalized products every year including photo prints, photo books, calendars, business cards, documents, wedding invitations, stationery and much more. More than 30,000 retail locations are connected to the PNI Digital Media Platform.

“For years, our retailer partners have used our online, in-store kiosk software and mobile apps to successfully drive millions of orders and in-store visits,” said Kyle Hall, Chief Executive Officer of PNI Digital Media. “With the support of Staples, we expect to significantly expand the services we offer for our retailers and partners.”

“PNI’s technology gives customers easy access to the best personalized products and related services.” said Damien Leigh, Senior Vice President, Staples Business Services.  “As a part of Staples, we expect PNI to continue to innovate on an open platform and share their innovations with both their current customers and with Staples’ Business Services division.”

PNI is expected to operate independently and provide improved service for both its customers and partners by leveraging the strength of Staples, one of the world’s largest internet retailers. PNI expects to continue growing its customer base with Staples’ support while maintaining the necessary resources to consistently meet its customers’ needs.

Transaction Details

The transaction will be implemented by way of a statutory plan of arrangement (“Arrangement”) and is subject to customary closing conditions, including approval by PNI shareholders and the approval of the Supreme Court of British Columbia. The special meeting of PNI shareholders to approve the Arrangement is expected to be held on or about July 8, 2014.

The definitive agreement for the transaction (the “Arrangement Agreement”) provides for, among other things, a non-solicitation covenant on the part of PNI, subject to customary fiduciary out provisions. The Arrangement Agreement also provides Staples with a right to match potential third party proposals received by PNI. PNI is permitted to terminate the Arrangement Agreement in certain circumstances, including to allow PNI to accept a superior proposal, subject to fulfilling certain conditions. Those conditions include the payment of customary termination fees in certain circumstances.

A special committee of PNI’s board of directors, comprised of three directors independent of the transaction, considered the terms of the Arrangement. The special committee and PNI’s board of directors received the opinion of PNI’s financial advisor, Cantor Fitzgerald Canada Corporation, that the consideration offered under the Arrangement is fair to the shareholders of PNI, from a financial point of view. The PNI board of directors, after receiving the recommendation of the special committee and in consultation with its financial and legal advisors, approved the Arrangement Agreement and determined that the Arrangement is fair to PNI’s shareholders and is in the best interests of PNI. The PNI board of directors recommends that shareholders vote in favour of the Arrangement at the special meeting to be held to approve the Arrangement.

PNI shareholders owning approximately 17.8% of the issued and outstanding PNI shares, including all of the directors and executive officers of PNI and Invesco Canada Ltd., have entered into voting agreements with Staples to vote in favour of and support the plan of arrangement.  The Arrangement is expected to close in PNI’s 2014 fiscal fourth quarter.

Further details on the Arrangement can be found in the Arrangement Agreement and Voting Agreements, which will be publicly filed by PNI with Canadian securities regulatory authorities on SEDAR at www.sedar.com and with the US Securities and Exchange Commission on EDGAR at www.sec.gov, and also available on the Company’s website at www.pnimedia.com.

About Staples:
Staples makes it easy to make more happen with more products and more ways to shop. Through its world-class retail, online and delivery capabilities, Staples lets customers shop however and whenever they want, whether it’s in-store, online or on mobile devices. Staples offers more products than ever, such as technology, facilities and breakroom supplies, furniture, safety supplies, medical supplies, and Copy and Print services. Headquartered outside of Boston, Staples operates throughout North and South America, Europe, Asia, Australia and New Zealand. More information about Staples (SPLS) is available at www.staples.com.

About PNI Digital Media- The world’s leading retailers rely on the PNI Digital Media Platform to sell millions of personalized products every year. The PNI Platform is a consumer-facing Platform-as-a-Service (“PaaS”) solution that is accessible online, from an in-store terminal, or from mobile devices and applications. The PNI Digital Media Platform connects consumer-ordered digital content, whether from online, in-store kiosks, or connected mobile devices and tablets with retailers that want to deploy proven omni-channel strategies and use on-demand manufacturing capabilities for the production of personalized products such as photos, photo books and calendars, business cards, greeting cards, wedding invitations, stationery and more. PNI Digital Media successfully generates millions of transactions each year for retailers and their thousands of locations worldwide. Further information on our company can be found at www.pnimedia.com.

For Investor Relations and Press, Contact:
TMX Equicom
James Binckly
(416) 815-0700 x228
jbinckly@tmxequicom.com

PNI Digital Media Inc.
Cameron Lawrence
(604) 893-8955 x1203
ir@pnimedia.com
www.pnimedia.com

Staples, Inc.
Mark Cautela
(508) 253-3832
mark.cautela@staples.com

For Media Relations:
TMX Equicom
Crystal Quast
(416) 815-0700 x266
CQuast@tmxequicom.com

The statements that are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties, including those related to the completion of the Arrangement and the expected timing therefor. PNI Digital Media’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to shareholder and court approvals, changes in technology, employee retention, inability to deliver on contracts, failure of customers to continue marketing the online solution, competition, general economic conditions, foreign exchange and other risks detailed in the Company’s annual report and other filings. Additional information related to the Company can be found on SEDAR at www.sedar.com and on the SEC’S website at www.sec.gov/edgar.shtml. The information contained herein is subject to change without notice, and PNI does not undertake any obligation to publicly update or revise any forward-looking statements, except as required by law. PNI Digital Media shall not be liable for technical or editorial errors or omissions contained herein.

PNI Digital Media is a registered trademark of PNI Digital Media Inc. All other trademarks are property of their respective owners.